United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Press Release: CVRD Files Revised 1Q04 USGAAP Financial Statements
Signatures

Press Release

CVRD Files Revised 1Q04 USGAAP Financial Statements

Rio de Janeiro, August 10, 2004 – Companhia Vale do Rio Doce (CVRD) filed today with the Securities and Exchange Commission (SEC) its revised 1Q04 US GAAP (general accepted accounting principles in the United States of America) financial statements. The financial statements have been restated to reflect the consolidation of Albras — Alumínio Brasileiro S.A. (Albras) as of January 1, 2004 in accordance with FIN 46R.

The revised financial statements are available on the Company’s website, www.cvrd.com.br, investor relations section.

The following table summarizes the impact on the previously presented unaudited condensed financial information for the three-month period ended March 31, 2004:

	As previously	Consolidation	As Presented
	Presented	of Albrás	Herein
	(unaudited)	(unaudited)	(unaudited)
Balance Sheet
Current assets	2,938	179	3,117
Property, plant and equipment	6,727	290	7,017
Investments	1,069	(115)	954
Other assets	1,427	147	1,574
Current liabilities	(2,147)	(154)	(2,301)
Long-term liabilities	(4,562)	(236)	(4,798)
Minority interests	(353)	(111)	(464)
Stockholders’ equity	(5,099)	—	(5,099)
Income Statement
Net Operating Revenues	1,610	46	1,656
Operating costs and expenses	(1,081)	8	(1,073)

Operating income	529	54	583
Non-operating expense	(137)	(35)	(172)
Income taxes	(53)	(12)	(65)
Equity in results	90	(4)	86
Minority interests	(24)	(3)	(27)

Net income	405	—	405

As previously announced, CVRD will report 2Q04 earnings tomorrow, August 11, 2004, after the market closes.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

Press Release
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 12, 2004	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer